

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020248

NO ACT
P.E 12-21-2001
1-00087

February 19, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/19/2002

Joyce P. Haag
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Re: Eastman Kodak Company
Incoming letter dated December 21, 2001

Dear Ms. Haag:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Eastman Kodak by Donald E. Naulin. We also have a received a letter from the proponent dated January 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Donald E. Naulin
8 Baymon Drive
Rochester, NY 14624



December 21, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549

ATTN: Office of Chief Council, Room 3026

RE: Submission pursuant to Rule 14a-8(j)
Proposal submitted by Mr. Donald E. Naulin

Dear Sir/Madam:

The management of Eastman Kodak Company (the "Company") intends to omit from the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders a shareholder proposal submitted by Mr. Donald E. Naulin. The proponent's cover letter and proposal are attached as Exhibit 1.

The Company believes that the proposal may be omitted from its Proxy Statement for the 2001 Annual Meeting of Shareholders because the proponent has failed to meet the eligibility requirements set forth in Rule 14a-8(b).

The cover letter to Mr. Naulin's proposal was dated November 14, 2001 and received by the Company on November 16, 2001. Mr. Naulin did not provide evidence that he had continuously held securities for at least one year prior to submission of his proposal. Therefore, by way of a letter dated November 19, 2001, the Company requested documentary evidence from the proponent. In particular, the Company requested proof that the proponent had at the time he submitted his proposal, continuously held the Company's securities for at least one year. The Company's request indicated the type of evidence that is appropriate and informed the proponent of the 14 day response time. A copy of the Company's request is attached as Exhibit 2.

Joyce P. Haag
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 716 724-4368 • FAX: 716 724-9549 • joyce.haag@kodak.com

The Company received Mr. Naulin's response on December 6, 2001. Mr. Naulin provided additional brokerage statements in an attempt to substantiate continuous ownership. The documents he submitted fail to prove that he had held his shares continuously for at least one year prior to submission of his proposal. A copy of this documentation is attached as Exhibits 3.

Mr. Naulin has failed to satisfy the requirements of 14a-8(b). He has failed to submit a written statement from the record holder of his Kodak securities verifying that, at the time he submitted his proposal, he continuously held the securities for at least one year.

The Company has independently verified that Mr. Naulin has been the owner of three shares of Kodak common stock for at least one year prior to submission of his proposal. However, three shares is worth approximately $90.00 i.e., less than $2,000.00.

Rule 14a-8(b) addresses the eligibility requirements to submit a shareholder proposal. In relevant part the rules states that "in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities ... for at least one year by the date you submit the proposal." Rule 14a-8(b) (2) (i) provides that one way to prove eligibility is to "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

The staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one year period specified by Rule 14a-8(b), the proposal may be excluded under 14a-8(f). Among the recent no-action letters to this effect are: Worldwide DollarVest Fund, Inc. (March 10, 1999), CMP Group, Inc. (April 6, 1999), International Business Machines Corporation (December 16, 1998) and Skaneateles Bancorp, Inc. (March 8, 1999).

On the basis of the above, Eastman Kodak Company respectfully requests your advice that the Division will not recommend any enforcement action if the proponent's proposal and supporting statement are omitted from the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders.

A copy of this letter and its enclosures are being mailed to Mr. Naulin. This will notify the proponent that the Company intends to omit the proponent's proposal from the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders and why the Company's management deems this omission to be proper.

In accordance with Rule 14a-8(j), I am enclosing 6 copies of this letter and its exhibits. I am also enclosing an additional copy to be date stamped and returned to me in the enclosed, self-addressed envelope.

Very truly yours,



JPH:nwc
Enclosures

cc: Mr. Donald Naulin w/enclosure (via Airborne Express)

Exhibit 1

NOV 1 6 2001
LEGAL DEPT.

Don Naulin
8 Baymon Dr.
Rochester, NY 14624

Joyce Haag
Legal Department
Eastman Kodak Company
Rochester, NY 14650-0218

November 14, 2001

Dear Ms. Haag:

Enclosed please find the shareholder proposal I wish to submit for a vote in 2002 regarding Disclosure of Environmental Liabilities.

I am also including proof of stock ownership, which I have owned for over five years now. I hereby agree to continue to hold this stock until at least June of 2002 or after this proposal has been voted upon. Please do not hesitate to contact me if you have any questions. Thank you.

Sincerely,



Don Naulin

Enclosures

EASTMAN KODAK

DISCLOSING ENVIRONMENTAL LIABILITY TO SHAREHOLDERS

Whereas, the US Securities and Exchange Commission (SEC) requires publicly-held corporations to disclose potential environmental liabilities to shareholders;

Whereas, various environmental codes of conduct, including the CERES Principles (Coalition for Environmental Responsible Economies) call for public disclosure and openness;

Whereas, Kodak's *Vision of Environmental Responsibility* affirms the intent of environmental responsibility stating: "Eastman Kodak is recognized as a world-class company, and the leading imaging company, in protecting the quality of the environment and the health and safety of its employees, customers, and the community in which it operates;"

Whereas, there is increased community concern about hazardous waste incineration at Kodak Park and emissions of known carcinogens, including dioxin and hexavalent chromium and Kodak acknowledges that costly pollution controls may be necessary to meet Clean Air Act requirements;

Whereas, Kodak has a history of environmental violations resulting in substantial penalties including $2,000,000 in fines (1990) and $5,000,000 in civil fines (1994) and a negotiated settlement with the US Environmental Protection Agency (EPA) to spend $12,000,000 over eight years on environmental cleanup projects;

Whereas, Kodak's SEC reports, lists potential instances of significant environmental liability that may accrue to the company in pollution and toxic waste cleanup activities, including potential cleanup at "approximately 20 Superfund sites;"

Whereas, there may exist additional liability, cleanup responsibility and remedial costs at Kodak facilities beyond what is presently reported in SEC reports;

BE IT RESOLVED: The shareholders request Kodak's Board to disclose in its environmental progress report, a complete listing of all hazardous waste sites where Kodak is a potentially responsible party, and other circumstances in which the company and its shareholders can be expected to accrue environmentally-based financial liabilities through retirement of operations, court orders, consent decrees, litigation, or government requirements, that environmental remediation, pollution clean-up, pollution equipment upgrades, and/or damage compensation.

SUPPORTING STATEMENT

In recent years, Kodak has been the subject of federal and state investigations for environmental violations. EPA's 1991 investigation uncovered 150 federal hazardous waste violations at Kodak Park "potentially worth tens of millions of dollars." (*Environmental Reporter*, Washington DC). In addition to a $100,000,000 underground storage tank improvement project at Kodak Park, the company is liable for the investigation and remediation of five hazardous waste sites on that property, and is listed as a PRP at numerous other Superfund sites. Kodak continues to be New York State's largest toxic chemical releaser (Federal Toxic Release Inventory). In 1998, the NYS Department of Environmental Conservation investigated Kodak and cited the company for numerous environmental violations subject to financial penalties.

Kodak shareholders, in evaluating the company's continued economic prospects, need to receive the best possible information on the company's current assets and liabilities, including prospective environmental liabilities, as can be reasonably ascertained.

For these reasons, we believe it is imperative that Kodak include in its annual environmental progress report, a listing and identification of known and expected environmental liabilities and cleanup responsibilities that are likely to accrue.

If you AGREE, please mark your proxy for this resolution.

Exhibit 2


Kodak

Certified Return Receipt

November 19, 2001

Mr. Donald E. Naulin
8 Baymon Drive
Rochester, NY 14624

Dear Mr. Naulin:

I am in receipt of your letter dated November 14, forwarding a shareholder proposal for consideration at Kodak's 2002 Annual Meeting of Shareholders.

The brokerage statements that you included with your proposal show that you owned Kodak shares on two dates, March 1, 2001 and September 30, 2001. Neither document demonstrates that you have held the requisite amount of shares continuously since November 14, 2000.

In order to verify that you meet the eligibility requirements for submission of a shareholder proposal, please provide me with evidence of your stock ownership, indicating that at the time you submitted your proposal you had continuously held the securities for at least one year. Such evidence may consist of a written statement from the "record" holder of your securities, (which is usually a broker of bank) that, at the time you submitted your proposal, you continuously held the securities for at least one year.

In order to meet the eligibility requirement, you must provide the requested information to the Company no later than 14 days from the date you receive this notification.

Very truly yours,

Joyce P. Haag

JPH:nwc

Shareholder Proposals 2002-02

Joyce P. Haag
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 716 724-4368 • FAX: 716 724-9549 • joyce.haag@kodak.com

Exhibit 3

Don Naulin
8 Baymon Dr.
Rochester, NY 14624

Joyce Haag
Legal Department
Eastman Kodak Company
Rochester, NY 14650-0218

December 4, 2001

Dear Ms. Haag:

Thank you for your letter of November 19, 2001. Enclosed is a brokerage statement showing 79 shares transferring into my account 6-1-99. The additional 3 shares are in a certificate form that you have the information on and is in my name. I have not found the certificate at this time but you should be able to confirm this in your records. The 79 shares alone should be sufficient to satisfy your requirements.

Please do not hesitate to contact me if you have any questions. Thank you.

Sincerely,



Don Naulin

Enclosures

THIS SHIPMENT IS INSURED FOR REPLACEMENT IN CASE OF LOSS IN TRANSIT.

:BANK OF BOSTON
PO BOX 644
BOSTON MA 02102 0644

WE ENCLOSE THE FOLLOWING DESCRIBED SECURITIES.

COMPANY EASTMAN KODAK CO

ISSUE: COMMON

SHARES: 79.

CUSIP: 277461109

ISSUE DATE: 05/25/99
MAIL DATE: 06/01/99

MAILED
TO: MERRILL LYNCH CUST
FBO DONALD E NAULIN
50 FOUNTAIN PLAZA
BUFFALO NY 14202

BATCH: ME7760(

ACCOUNT #: 816-65E63 DONALD E NAULIN IRA
DATE: 06/10/1999 FBO DONALD E NAULIN
TIME: 14:35 8 BAYNON DR
TIN/SS #: 086-36-8936
PREFIX: 816
FC #: 7517

REGISTERED OWNER:
MLPF& S CUST FPO
DONALD E NAULIN IRA
FBO DONALD E NAULIN
8 BAYNON DR

RECEIVED FROM:
SAME

SECURITY DESCRIPTION:
EASTMAN KODAK CO
COM

CUSIP #: 277461109
ML SEC #: 25647
QUANTITY: 79

MERRILL LYNCH PIERCE FENNER & SMITH, INC.
ORIGINAL CUSTOMER RECEIPT FOR SECURITIES (CUSTOMER COPY)
REF #: 1615254931 PAGE 2 OF 2

CERTIFICATE #	DENOM	DATED DT	SCA DT
1)190518	79	05/25/1999	

*********** TOTAL NUMBER OF CERTIFICATES = 1 ***********

DIV/INT: RECD:06/01/1999 PAYD:07/01/1999 CASH DIVIDEND

RECEIVED BY

INDIVIDUAL TRANSFER AGENTS MAY HAVE ADDITIONAL REQUIREMENTS

CODE 3164 5/82 HG21503

ACCOUNT #	F/C#	PAGE #	SOCIAL SEC. #
816 65E63	7517	1	086-36-8936

STATEMENT PERIOD	EIN NUMBER
09/30/00 TO 12/29/00	00-0000000

FINANCIAL CONSULTANT	ACCOUNT TYPE
CAPPIELLO/BARNES (716) 849-2121	IRA

OFFICE SERVING YOUR ACCOUNT
50 FOUNTAIN PLAZA SUITE 1100
BUFFALO NY 14202

MLPF& S CUST FPO
DONALD E NAULIN IRA
FBO DONALD E NAULIN
8 BAYMON DR
ROCHESTER NY 14624-5202

FOR CUSTOMER SERVICE PLEASE CALL TOLL-FREE 1-800-MER-ACCT (1-800-637-2228)

***** ACCOUNT SUMMARY *****

PRICED PORTFOLIO		DIVIDEND/INTEREST	
AS OF 12/29/00. . . .	$3,261.20	THIS STATEMENT........	$36.84CR
AS OF 09/29/00. . . .	$3,343.36	THIS YEAR	$146.02CR

***** CONTRIBUTION INFORMATION *****

	TAX YEAR 1999	TAX YEAR 2000
ROLLOVER DEPOSITS	$5,623.48	$.00

***** DISTRIBUTION INFORMATION *****

TAX YEAR 1999	TAX YEAR 2000
$.00	$.00

***** MONEY ACCOUNT QUARTERLY DIVIDEND/INTEREST RECAP *****

MONEY ACCOUNT	OCTOBER	NOVEMBER	DECEMBER	CURRENT MONTH'S EFFECTIVE YIELD
RETIREMENT RESERVES CL II	$.32	$.33	$.41	6.01
ML B&T RASP	$.30	$.32	$.40	6.26

***** DAILY ACCOUNT ACTIVITY *****

DATE	TRANSACTION	DESCRIPTION	PRICE	AMOUNT
09 30	OPENING BALANCE			$.25CR
10 02	*Dividend	EASTMAN KODAK HOLDING 79.0000		$34.76CR
10 03	Fund Delivery	35 ML BANK & TRUST RASP		
10 03	Subscription	35 ML BANK & TRUST RASP		$35.00
12 29	CLOSING BALANCE			$.01CR

***** CURRENT PORTFOLIO *****

QUANTITY	INVESTMENT DESCRIPTION	CURRENT PRICE	MARKET VALUE	CURR. YIELD	EST. INCOME
79	EASTMAN KODAK	39.375	$3110	4.46	$139
TOTALS FOR PRICED INVESTMENTS			$3110	--	$139

IRA DECEMBER, 2000

ACCOUNT #	F/C#	PAGE #	SOCIAL SEC. #
816 65E63	7517	2	086-36-8936

MLPF& S CUST FPO
DONALD E NAULIN IRA

***** CURRENT PORTFOLIO *****

MONEY ACCOUNT	OPENING BALANCE AS OF 09/30	CLOSING BALANCE AS OF 12/29	DIVIDENDS/INTEREST THIS STMT.	DIVIDENDS/INTEREST YEAR TO DATE
RETIREMENT RESERVES CL II	$78.38	$79.44	$1.06	$5.23
ML B&T RASP	$35.73	$71.75	$1.02	$1.75

IN CALCULATING MANDATORY DISTRIBUTIONS, OR FOR THE PURPOSE OF COMPLETING IRS FORM 8606, YOU MUST USE THE VALUE OF YOUR ACCOUNT AS OF 12/31/00. THIS VALUE SHOULD INCLUDE YOUR PRICED PORTFOLIO TOTAL AND THE VALUE OF CERTAIN LIMITED PARTNERSHIPS AND OTHER DIRECT INVESTMENTS, AS WELL AS ANY SECURITIES THAT WE ARE UNABLE TO PRICE - MARKED "UNAVAILABLE". THE "YEAR-END PLAN VALUE" BELOW CONSISTS OF YOUR PRICED PORTFOLIO TOTAL PLUS THE ESTIMATED VALUE OF LIMITED PARTNERSHIPS OR OTHER DIRECT INVESTMENTS REPORTED ON YOUR YEAR-END STATEMENT.

YEAR-END PLAN VALUE AS OF 12/31/00: $3,261.20

FOR IRA, IRRA AND SEP/IRA ACCOUNTS, THE YEAR-END PLAN VALUE REPRESENTS THE VALUATION WE MUST FURNISH TO YOU AND THE INTERNAL REVENUE SERVICE AS PART OF THE IRS FORM 5498 REPORTING REQUIREMENTS.
** YOU HAVE AN ALPHABETIC CHARACTER IN YOUR MERRILL LYNCH ACCOUNT NUMBER. PLEASE USE 9281665363 AS YOUR ACCOUNT ACCESS NUMBER FOR THE IRA TOLL-FREE SERVICE LINE.

HAVE YOU MADE YOUR YEAR 2000 IRA CONTRIBUTION? YOU HAVE UNTIL APRIL 16, 2001, TO MAKE AN IRA CONTRIBUTION FOR THE YEAR 2000. CONTACT YOUR FC FOR DETAILS.

ACCOUNT #	F/C#	PAGE #	SOCIAL SEC. #
816 65E63	7929	1	086-36-8936

STATEMENT PERIOD	EIN NUMBER
12/30/00 TO 03/30/01	00-0000000

FINANCIAL CONSULTANT	ACCOUNT TYPE
JAMES S CAPPIELLO (716) 849-2121	IRA

OFFICE SERVING YOUR ACCOUNT
50 FOUNTAIN PLAZA SUITE 1100
BUFFALO NY 14202

MLPF& S CUST FPO
DONALD E NAULIN IRA
FBO DONALD E NAULIN
8 BAYMON DR
ROCHESTER NY 14624-5202

***** ACCOUNT SUMMARY *****

PRICED PORTFOLIO		DIVIDEND/INTEREST	
AS OF 03/30/01. . . .	$3,339.56	THIS STATEMENT........	$37.36CR
AS OF 12/29/00. . . .	$3,261.20	THIS YEAR	$37.36CR

***** MONEY ACCOUNT QUARTERLY DIVIDEND/INTEREST RECAP *****

MONEY ACCOUNT	JANUARY	FEBRUARY	MARCH	CURRENT MONTH'S EFFECTIVE YIELD
RETIREMENT RESERVES CL II	$.32	$.32	$.36	5.08
ML B&T RASP	$.49	$.51	$.60	5.33

***** DAILY ACCOUNT ACTIVITY *****

DATE	TRANSACTION	DESCRIPTION	PRICE	AMOUNT
12 30	OPENING BALANCE			$.01CR
01 02	*Dividend	EASTMAN KODAK HOLDING 79.0000		$34.76CR
01 03	Fund Delivery	34 ML BANK & TRUST RASP		
01 03	Subscription	34 ML BANK & TRUST RASP		$34.00
03 30	CLOSING BALANCE			$.77CR

***** CURRENT PORTFOLIO *****

QUANTITY	INVESTMENT DESCRIPTION	CURRENT PRICE	MARKET VALUE	CURR. YIELD	EST. INCOME
79	EASTMAN KODAK	39.890	$3151	4.41	$139
	TOTALS FOR PRICED INVESTMENTS		$3151		$139

MONEY ACCOUNT	OPENING BALANCE AS OF 12/30	CLOSING BALANCE AS OF 03/30	DIVIDENDS/INTEREST THIS STMT.	YEAR TO DATE
RETIREMENT RESERVES CL II	$79.44	$80.44	$1.00	$1.00
ML B&T RASP	$71.75	$107.35	$1.60	$1.60

YEAR-END PLAN VALUE AS OF 12/31/00: $3,261.20

NEW PROPOSED IRS REGULATIONS ARE MEANT TO SIMPLIFY MINIMUM REQUIRED DISTRIBUTION CALCULATIONS FOR RETIREMENT ACCOUNTS. SEE NEWSLETTER FOR DETAILS.

DUPLICATE MERRILL LYNCH STATEMENT.
STATEMENT RECEIVED BY MAIL IS YOUR OFFICIAL RECORD.

ACCOUNT #	F/C#	PAGE #	SOCIAL SEC. #
816 65E63	7929	1	086-36-8936

STATEMENT PERIOD	EIN NUMBER
03/31/01 TO 06/29/01	00-0000000

FINANCIAL CONSULTANT	ACCOUNT TYPE
JAMES S CAPPIELLO (716) 849-2121	IRA

OFFICE SERVING YOUR ACCOUNT
50 FOUNTAIN PLAZA SUITE 1100
BUFFALO NY 14202

MLPF& S CUST FPO
DONALD E NAULIN IRA
FBO DONALD E NAULIN
8 BAYMON DR
ROCHESTER NY 14624-5202

***** ACCOUNT SUMMARY *****

PRICED PORTFOLIO		DIVIDEND/INTEREST	
AS OF 06/29/01. . . .	$3,912.45	THIS STATEMENT........	$36.89CR
AS OF 03/30/01. . . .	$3,339.56	THIS YEAR	$74.25CR

***** MONEY ACCOUNT QUARTERLY DIVIDEND/INTEREST RECAP *****

MONEY ACCOUNT	APRIL	MAY	JUNE	CURRENT MONTH'S YIELD %
RETIREMENT RESERVES CL II	$.28	$.28	$.35	3.95
ML BANK USA RASP	$.04	$.04	$.48	3.63
ML B&T RASP	$.34	$.32	$.00	3.63

***** DAILY ACCOUNT ACTIVITY *****

DATE	TRANSACTION	DESCRIPTION	PRICE	AMOUNT
03 31	OPENING BALANCE			$.77CR
04 02	*Dividend	EASTMAN KODAK HOLDING 79.0000		$34.76CR
04 03	Fund Delivery	35 ML BANK USA RASP		
04 03	Subscription	35 ML BANK USA RASP		$35.00
05 25	Received	108 ML BANK & TRUST RASP		
05 25	Redeemed	108 ML BANK & TRUST RASP		$108.00CR
05 25	Fund Delivery	108 ML BANK USA RASP		
05 25	Subscription	108 ML BANK USA RASP		$108.00
06 29	CLOSING BALANCE			$.53CR

***** CURRENT PORTFOLIO *****

QUANTITY	INVESTMENT DESCRIPTION	CURRENT PRICE	MARKET VALUE	CURR. YIELD	EST. INCOME
79	EASTMAN KODAK	46.680	$3687	3.77	$139
	TOTALS FOR PRICED INVESTMENTS		$3687		$139

MONEY ACCOUNT	OPENING BALANCE AS OF 03/31	CLOSING BALANCE AS OF 06/29	DIVIDENDS/INTEREST THIS STMT.	DIVIDENDS/INTEREST YEAR TO DATE
RETIREMENT RESERVES CL II	$80.44	$81.35	$.91	$1.91
ML BANK USA RASP	$.00	$143.56	$.56	$.56
ML B&T RASP	$107.35	$.01	$.66	$2.26

DUPLICATE MERRILL LYNCH STATEMENT.
STATEMENT RECEIVED BY MAIL IS YOUR OFFICIAL RECORD.

ACCOUNT #	F/C#	PAGE #	SOCIAL SEC. #
816 65E63	7929	2	086-36-8936

MLPF& S CUST FPO
DONALD E NAULIN IRA

****IMPORTANT TAX REPORTING INFORMATION****

YOUR DATE OF BIRTH AND SOCIAL SECURITY NUMBER ARE VITAL PIECES OF INFORMATION REQUIRED TO ENSURE THAT THE GOVERNMENT REPORTING DONE ON YOUR ACCOUNT IS ACCURATE. PLEASE VERIFY THE INFORMATION BELOW AND CONTACT YOUR FINANCIAL CONSULTANT IF ANY CHANGE IS NECESSARY. THANK YOU.

DATE OF BIRTH: DECEMBER 18, 1944

SOCIAL SECURITY NUMBER: 086-36-8936

YEAR-END PLAN VALUE AS OF 12/31/00: $3,261.20

YOUR STATEMENT WILL IDENTIFY "UNSOLICITED" TRADES AND ML ONLINE "CLIENT ENTERED" TRADES PLACED ON OR AFTER 6/11.

Don Naulin
8 Baymon Dr.
Rochester, NY 14624


RECEIVED
FEB 08 2002

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Judiciary Plaza
Washington, D.C. 20549

ATTN: Office of the Chief Council
Room 3026

January 10, 2002

Re: Response to Kodak submission pursuant to Rule 14a-8(J)
Proposal submitted by Mr. Donald E. Naulin

Dear Sir/Madam:

This letter is in response to Eastman Kodak Company's belief that the shareholder resolution "Disclosing Environmental Liability to Shareholders" can be omitted because I did not adequately demonstrate sufficient ownership of Eastman Kodak stock.

On November 14, 2001 I mailed Eastman Kodak a letter with the "Disclosing Environmental Liability to Shareholders" resolution, along with financial statements which I feel demonstrates my continuous ownership of Eastman Kodak stock. On November 19th I received a letter from Eastman Kodak requesting additional evidence, which I sent to Eastman Kodak on December 6th, 2001. On December 10th, 2001 I received another letter from Eastman Kodak claiming that the information proving ownership which I have provided is not sufficient. In the letter it was pointed out that according to the SEC rules I have 14 days from the date I receive the letter to respond. Unfortunately, due to the Holiday Season I was on vacation for a few weeks, and only received the letter recently. As proof of the fact that I was away on vacation, I have enclosed a copy of the envelope which shows that I did not sign for the certified mail. On January 7th, 2002 I responded to Eastman Kodak providing further evidence which confirms my continuous ownership of Eastman Kodak stock. In this letter, I enclosed (see enclosures) two letters from Merrill Lynch and Salomon Smith Barney which demonstrate my continuous ownership of Eastman Kodak stock. These letters confirm that I owned 79 shares of Eastman Kodak stock beginning as far back as June of 1999. The shares were transferred to Salomon Smith Barney Inc. on 9/28/01. In my Salomon Smith Barney account I now hold 86 shares, 79 of which I have continuously held for at least one year. In addition, I also own three shares of Kodak common stock which Kodak has confirmed.

The only reason why there was any confusion was because there was a change in brokers, but there was never any change or gap in ownership of the stock. I feel that I have provided enough evidence proving that I own a sufficient amount of stock to introduce the resolution. I have also made it clear that I intend to hold onto these shares at least until the date of the annual meeting.

I am confident that the evidence that I have provided to Eastman Kodak fulfills the spirit and intent of the SEC rules. Rule 14a-8(b) states that "in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities...for at least one year by the date you submit the proposal." The material enclosed and the material submitted as evidence, meets these requirements. Therefore, I respectfully request the Division to recommend enforcement action if my proposal and supporting statement is omitted from the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders.

A copy of this letter and its enclosure is being mailed to Ms. Joyce Haag of Kodak.

I am enclosing six copies of this letter and its enclosure. I am also enclosing one additional copy of this cover letter without enclosure to be date stamped and returned in the enclosed, self-addressed stamped envelope.

Sincerely,



Don Naulin

Enclosures

Don Naulin
8 Baymon Dr.
Rochester, NY 14624


FEB 0 8 2002

Joyce P. Haag
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, New York 14650-0218

January 7, 2002

Dear Ms. Haag:

I am in receipt of your letter dated December 10, 2001 requesting additional proof showing continuous ownership of Eastman Kodak stock. Enclosed you will find two letters from Merrill Lynch and Salomon Smith Barney which confirms that I have continuously held Eastman Kodak stock since 1999.

I am aware that according to the SEC rules I have 14 days from the date I receive your letter, to provide sufficient proof of your ownership of Kodak shares. Unfortunately, I was on vacation for a few weeks, and only received your letter recently.

Please do not hesitate to contact me if you have any questions. Thank you.

Sincerely,

Don Naulin

Enclosures

Private Client Group

Key Tower
50 Fountain Plaza, Suite 1100
Buffalo, New York 14202-2284
716 849 2121
800 283 0059


Merrill Lynch


FEB 0 8 2002

December 31, 2001

Don Naulin
8 Baymon Dr.
Rochester, NY 14624

RE: 816-65e63 Don Naulin IRA

Per your request, I am writing with regard to the shares of Eastman Kodak Company that were held in the above account

There were 79 share of Eastman Kodak received into the above account on 6-11-1999 and were transferred to Salomon Smith Barney Inc. on 09-28-2001.

Please feel free to contact us with any questions regarding the above.

Sincerely,

Sharon Bookmiller
Client Associate

SALOMON SMITH BARNEY
A member of citigroup

716-383-9270 • 800-332-0274
www.ssbbranches.com/pittsford


RECEIVED
FEB 08 2002
352

January 2, 2002

Mr. Donald Naulin
8 Baymon Dr.
Rochester, NY 14624

Dear Mr. Naulin:

This letter is to confirm that when account # 375-62934 transferred over from Merrill Lynch on 09/28/01, there were 79 shares of Eastman Kodak in the account. There are now 86 shares in the account to date, due to dividend reinvestments. There has not been any deviation from the original 79 shares that were in the account since it transferred from Merrill.

Please call with any questions. I can be reached at 716-264-5843.

Sincerely,

Paul M. Hanrahan
Financial Consultant
Retirement Plan Consultant

SALOMON SMITH BARNEY INC 71 Monroe Avenue, Pittsford, NY 14534-1312 FAX 716-383-9288

EASTMAN KODAK COMPANY • Rochester, New Yo


Kodak

THE RETURN ADDRESS. FOLD AT DOTTED LINE

CERTIFIED MAIL



7001 0360 0002 4936 9132


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2001
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Mr. Donald E. Naulin
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Rochester, NY 14624

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 21, 2001

The proposal relates to a report on environmentally-based financial liabilities.

There appears to be some basis for your view that Eastman Kodak may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Eastman Kodak's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). We further note, however, that Eastman Kodak failed to inform the proponent that he was required to provide documentation evidencing that he owned $2,000 or 1% in market value of Eastman Kodak's securities entitled to be voted upon the proposal in Eastman Kodak's request for additional information from the proponent. Accordingly, unless the proponent provides Eastman Kodak with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Eastman Kodak omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor